UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 13, 2005

Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes            No    X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

"Peeyush K. Varshney"

Date: April 13, 2005

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

April 13, 2005

Item 3.

Press Release

April 13, 2005, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is pleased to announce that the Company received an order in the amount of of $662,400 for its solar-powered LED (light-emitting diode) i-SHELTER™ lighting systems to be installed in a North American city.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth                         Peeyush Varshney

President                                 Corporate Secretary

(250) 380-0052                        (604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 13th day of April 2005.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Wednesday, April 13, 2005

(No.2005-04-13)

CARMANAH RECEIVES $662K CONTRACT FOR SOLAR-POWERED

LED SHELTER LIGHTING SYSTEMS

Victoria, British Columbia, Canada – April 13, 2005 – Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that the Company received an order in the amount of of $662,400 for its solar-powered LED (light-emitting diode) i-SHELTER™ lighting systems to be installed in a North American city.

“This is another in a series of significant rollouts for Carmanah in the international transit industry,” states the Company’s CEO, Art Aylesworth.  “This order also continues our prosperous relationship with one of the world’s largest outdoor advertising companies, who has tested our i-SHELTER™ lighting systems and found our products provide reliable, cost-effective transit lighting that can be installed quickly with no disruption to traffic.”

Carmanah’s i-SHELTER™ is a completely self-contained shelter lighting system that harnesses the sun's energy to power high-intensity LEDs (light-emitting diodes).  Helping to tackle public concern about security and comfort at night, Carmanah’s i-SHELTER™ technology makes passengers more visible to bus drivers and allows passengers to read timetable information easily at any hour.  Costs are kept significantly lower than conventional grid-connected lighting as roads and pavement are untouched during installation, and there are no power permits required or ongoing electrical costs.

Carmanah's solar-powered illuminated bus stop products are currently installed with more than 80 transit authorities throughout North America and abroad. Carmanah's solar LED (light-emitting diode) transit lighting products have received wide recognition for their unique integrated design and outstanding performance. The Company’s i-SHELTER™ systems are designed to adapt to any shelter design and feature the rugged reliability of all of Carmanah lighting products.  For more information about Carmanah's unique transit lighting solutions, please visit www.transitlights.com.

About Carmanah

Carmanah is an award-winning manufacturer of proprietary LED-based lighting and illumination products for the public transit, marine, aviation, roadway, and industrial worksite and illuminated signage markets.  The Company has more than 100,000 solar-powered LED lighting installations and 50,000 LED illuminated sign installations in 110 countries.  The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Media Relations Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah's Annual Report for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in Carmanah's Annual Information Form dated December 31, 2003, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052 Toll Free 1-800-665-3749

Fax (250) 380-0062   e-mail: investors@carmanah.com